Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-140888

March 16, 2007

On March 15, 2007, the Securities and Exchange Commission (the “SEC”) declared to be effective the registration statement on Form F-1 of Tongjitang Chinese Medicines Company (the “Company”), after the Company filed the Amendment No. 5 to the registration statement (the “Amendment No. 5”) on the same day. Following the declaration of effectiveness, the initial public offering price for the offering described in the registration statement was set. Certain of the disclosures that were revised in Amendment No. 5 and that will be revised following the determination of the initial public offering price are described below. References to “we,” “us,” “our company” and “our” are used in the same manner as in the Amendment No. 5.

Determination of the initial public offering price

In the Amendment No. 5, we expected the initial public offering price for our offering of American Depositary Shares (the “ADS”) to be between US$12.0 and US$14.0 per ADS. Based on US$13.0 per ADS, the mid-point of the estimated initial public offering price range, in the Amendment No. 5 we disclosed:

•	our net proceeds of the offering;
•	certain of our balance sheet items on an as-adjusted basis in the Summary Consolidated Financial Data section;
•	our pro forma capitalization, reflecting the offering and other changes to our capitalization occurring at the same time as the offering, in the Capitalization section;
•	dilution for new investors relative to our existing investors in the Dilution section; and
•	other pricing-related information.

The initial public offering price for our offering of ADSs has now been set as US$10.0 per ADS. Based on this price, we will amend the corresponding pricing-related disclosures in our final prospectus, which we expect to be filed on March 16, 2007. The pages in the our final prospectus that will be revised as a result of the determination of the initial public offering price will be the prospectus cover page, pages 6, 9, 28, 35, 37, 38, 39 and 144. These revised pages to be included in our final prospectus are attached for investors’ reference.

A filed electronic copy of the Amendment No. 5 is available at the following address: http://www.sec.gov/Archives/edgar/data/1386608/000119312507055759/0001193125-07-055759-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

PROSPECTUS

9,865,000 American Depositary Shares

Tongjitang Chinese Medicines Company

Representing 39,460,000 Ordinary Shares

This is Tongjitang Chinese Medicines Company’s initial public offering. Tongjitang Chinese Medicines Company is offering 8,350,000 American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering an additional 1,515,000 ADSs. Each ADS represents four ordinary shares. The initial public offering price is US$10.0 per ADS.

Prior to this offering, there has been no public market for the ADSs. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “TCM.”

Investing in the ADSs and ordinary shares involves risks that are described in the “ Risk Factors” section beginning on page 10 of this prospectus.

	Per ADS	Total

Public offering price	US$10.00	US$98,650,000

Underwriting discount	US$0.70	US$6,905,500

Proceeds, before expenses, to us	US$9.30	US$77,655,000

Proceeds, before expenses, to the selling shareholders	US$9.30	US$14,089,500

The underwriters may also purchase up to an additional 627,250 ADSs from Tongjitang Chinese Medicines Company and up to an additional 852,500 ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about March 21, 2007.

Merrill Lynch & Co.	UBS Investment Bank

CIBC World Markets

The date of this prospectus is March 15, 2007.

THE OFFERING

American Depositary Shares offered:

By us	8,350,000 ADSs

By the selling shareholders	1,515,000 ADSs

The ADSs	Each ADS represents four ordinary shares, par value US$0.001 per share.

The ADSs will be evidenced by ADRs.
•	The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•

If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may exchange your ADSs for ordinary shares through the depositary. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after the amendment, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after the offering	9,865,000 ADSs.

Ordinary shares outstanding immediately after the offering	133,693,008 shares, excluding ordinary shares reserved for future issuance under our 2006 share incentive plan.

Use of proceeds

Our net proceeds from this offering are approximately US$72.3 million. We plan to use the net proceeds we receive from this offering to enhance our marketing of Xianling Gubao and other products, to strengthen our research and development infrastructure and broaden and commercialize our product pipeline, to fund working capital, to fund strategic acquisitions, licensing and for other general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sales of the ADSs by the selling shareholders.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005 and 2006.

	As of December 31,
	Actual	Actual		As adjusted(1)
	2005	2006	2006	2006	2006
	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	35,488	231,009	29,601	795,511	101,935
Accounts receivable, net of allowance for doubtful accounts	142,809	172,102	22,053	172,102	22,053
Inventories	28,176	41,390	5,304	41,390	5,304
Property, plant and equipment, net	115,611	151,568	19,422	151,568	19,422
Total assets	453,750	748,872	95,959	1,313,374	168,293

Accrued expenses and other current liabilities	47,189	64,461	8,260	64,461	8,260
Short-term borrowings	133,072	27,100	3,473	27,100	3,473
Total current liabilities	251,803	132,482	16,976	132,482	16,976
Long-term bank loans	59,000	118,000	15,120	118,000	15,120
Mezzanine equity	—	120,643	15,459	—	—
Total shareholders’ equity	142,602	377,064	48,316	1,062,209	136,109
Total liabilities and shareholders’ equity	453,750	748,872	95,959	1,313,374	168,293

(1)	As adjusted to reflect (1) the reclassification of all the 9,929,008 ordinary shares currently classified as mezzanine equity into shareholders’ equity upon the termination of the put option, which will occur as a result of this offering and (2) the issuance and sale of 8,350,000 ADSs offered by us in this offering, based on the initial public offering price of US$10.0 per ADS, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price will be substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$5.966 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of December 31, 2006, after giving effect to this offering, and the initial public offering price of US$10.0 per ADS. In addition, you may experience further dilution to the extent that we issue ordinary shares upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 133,693,008 ordinary shares outstanding, including 39,460,000 ordinary shares represented by 9,865,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of

USE OF PROCEEDS

We estimate that we will receive net proceeds for this offering of approximately US$72.3 million, or approximately US$78.2 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and based upon the initial public offering price of US$10.0 per ADS.

We intend to use the net proceeds we receive from this offering as follows:

•	approximately US$40.0 million to enhance our marketing of Xianling Gubao and other products;

•	approximately US$10.0 million to strengthen our research and development infrastructure and broaden and commercialize our product pipeline; and

•

the balance to fund working capital and for general corporate purposes, which may include product licensing and strategic acquisitions of businesses, business units or products that we believe could complement our existing capabilities and business (although we are not currently negotiating any such acquisition).

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, and competitiveness and growth rate of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the reclassification of all the 9,929,008 ordinary shares currently classified as mezzanine equity into shareholders’ equity upon the termination of the put option, which will occur as a result of this offering, and (2) the issuance and sale of 33,400,000 ordinary shares in the form of ADSs by us in this offering, based on the initial public offering price of US$10.0 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

The pro forma information below is for illustrative purposes only. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2006
	Actual		Pro Forma
	RMB	US$	RMB	US$(1)
	(in thousands)
Long-term borrowings	130,500	16,722	130,500	16,722
Secured loans	91,500	11,725	91,500	11,725
Unsecured loans	39,000	4,997	39,000	4,997
Mezzanine equity (US$0.001 par value: 9,929,008 shares issued and outstanding)	120,643	15,459	—	—
Shareholders’ equity:
Ordinary shares, US$0.001 par value, 500,000,000 shares authorized and 90,364,000 shares issued and outstanding(2)	723	92	1,061	136
Additional paid-in capital	140,019	17,942	824,826	105,691
Retained earnings	236,322	30,282	236,322	30,282

Total shareholders’ equity	377,064	48,316	1,062,209	136,109

Total capitalization	628,207	80,497	1,192,709	152,831

(1)	The Renminbi amounts are expressed in the U.S. dollar at the rate of RMB7.8041 to US$1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York.
(2)	Excludes ordinary shares that will be reserved for issuance under our 2006 equity incentive plan, the number of which is capped at 10% of our issued ordinary shares outstanding from time to time.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2006 was approximately US$62.5 million, or US$0.623 per ordinary share and US$2.493 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. When we offer our ordinary shares at a price higher than our net tangible book value per ordinary share, the amount of resulting dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in our net tangible book value after December 31, 2006 other than to give effect to the reclassification of all the 9,929,008 ordinary shares currently classified as mezzanine equity into shareholders’ equity upon the termination of the put option, which will occur as a result of this offering, our sale of the ADSs offered in this offering at the initial public offering price of US$10.0 per ADS, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of December 31, 2006 would have increased to US$134.8 million or US$1.009 per ordinary share and US$4.034 per ADS. This represents an immediate increase in net tangible book value of US$0.386 per ordinary share and US$1.541 per ADS, to the existing shareholders, and an immediate dilution in net tangible book value of US$1.491 per ordinary share and US$5.966 per ADS, to investors purchasing ADSs in this offering.

The following table illustrates the per share dilution:

Initial public offering price per ordinary share	US$	2.500
Net tangible book value per ordinary share as of December 31, 2006	US$	0.623
Pro forma net tangible book value per ordinary share after giving effect to this offering	US$	1.009
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	1.491
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	5.966

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share at the initial public offering price of US$10.0 per ADS, before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 627,250 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			US$		US$	US$
Existing shareholders	100,293,008	75.0%	33,493,570	28.6%	0.334	1.336
New investors	33,400,000	25.0%	83,500,000	71.4%	2.500	10.000

Total	133,693,008	100.0%	116,993,570	100.0%

EXPENSES RELATING TO THIS OFFERING

We will pay all expenses relating to this offering, except that the selling shareholders will bear the expense of any broker’s commission or underwriting discounts and commissions, on a pro rata basis, based on the number of ADSs being sold by each selling shareholder in this offering.

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and New York Stock Exchange listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	4,876
New York Stock Exchange Listing Fee		150,000
National Association of Securities Dealers, Inc. Filing Fee		15,500
Printing and Engraving Expenses		400,000
Legal Fees and Expenses		2,200,000
Accounting Fees and Expenses		1,650,000
Miscellaneous		901,045

Total	US$	5,321,421